March 3, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549-1090

Attention: H. Roger Schwall

Re:	Registration Statement on Form S-1, as amended
Registration No. 333-150164

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, EnerJex Resources, Inc., a Nevada corporation (the “Company”), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) effective as of 4:35 p.m. Eastern Standard Time. The Company has decided to terminate the public offering registered by the Registration Statement.  No securities included in the Registration Statement have been or will be sold utilizing the prospectus.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned.

Very truly yours,

EnerJex Resources, Inc.

/s/ C. Stephen Cochennet
C. Stephen Cochennet, Chief Executive Officer

cc:	Jeffrey T. Haughey, Esq. (Husch Blackwell Sanders)
Ms. Carmen Moncada-Terry (Securities and Exchange Commission)

27 Corporate Woods, Ste 350	10975 Grandview Drive	Overland Park, KS 66210
Office: 913.754.7754		Fax: 913.754.7755
www.EnerJexResources.com